Filed by Union Acquisition Corp. II pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Union Acquisition Corp. II

Commission File No.: 001-39089

Procaps Group Announces Filing of Registration Statement on Form F-4 in Connection With its Proposed Business Combination with Union Acquisition Corp. II

Company Reaffirms Full Year 2021 Net Revenue Guidance of $397 Million and Adjusted EBITDA Guidance of $105 Million

Business Combination Remains on Track to Close in the Third Quarter of 2021

BARRANQUILLA, COLOMBIA – June 21, 2021 – Procaps Group, a leading integrated international healthcare and pharmaceutical company, and Union Acquisition Corp. II (NASDAQ: LATN, LATNU, LATNW) (“LATN”), a publicly-traded special purpose acquisition company, today announced the filing of a registration statement on Form F-4 (the “Registration Statement”), which contains a preliminary proxy statement/prospectus, with the U.S. Securities and Exchange Commission (“SEC”) in connection with their recently announced proposed business combination. The Registration Statement includes audited financials of Procaps Group for the full fiscal years of 2019 and 2020 and can be found here.

Expected Milestones to Completion of Business Combination Include:

•	Investor and analyst day – August 2021
•	Second quarter 2021 financial results – August 2021
•	Shareholder vote – September 2021
•	Business combination close – September 2021
•	Listing on Nasdaq Capital Market under new ticker symbol “PROC” – September 2021

Management Commentary

“Today’s filing represents a key de-risking event to close our proposed business combination with LATN in the third quarter of 2021,” said Ruben Minski, Procaps Founder, Chairman and Chief Executive Officer. “More importantly, the registration statement includes fully audited IFRS financials for our 2019 and 2020 fiscal years that are consistent with our previously communicated financials utilized during our PIPE roadshow in the first quarter of 2021. As we close the second quarter of 2021, we remain confident in our revenue and adjusted EBITDA growth trajectories and based on this, we are reaffirming our full year 2021 net revenue and adjusted EBITDA guidance of $397 million and $105 million, respectively.

“We look forward to sharing more on our developing story at upcoming institutional investor conferences and our soon to be announced investor and analyst day,” concluded Minski.

Completion of the business combination, which is expected to close in the third quarter of 2021, is subject to approval by LATN shareholders and other customary closing conditions, including the Registration Statement being declared effective by the SEC. The combined company will be led by Ruben Minski, Procaps Group Founder, Chairman & CEO. Upon closing of the business combination (assuming none of the LATN shareholders redeem any of their LATN ordinary shares in connection with the approval of the business combination and including the redemption of certain shares held by IFC), existing Procaps Group shareholders are expected to hold approximately 76% of the combined company, which shares will be subject to certain lock-up arrangements.

Institutional investors have committed to an upsized private investment in public equity (“PIPE”) of $100 million in ordinary shares of LATN, which will be converted into ordinary shares of the combined company upon the closing of the business combination. The PIPE will close concurrently with the business combination. Subject to any redemptions by LATN shareholders, there is approximately $136.9 million in cash currently held in LATN’s trust account. It is anticipated that the combined company will have approximately $236.9 million in gross cash proceeds (before transaction-related expenses and the redemption of certain shares held by IFC) to fund organic growth through capacity expansion, plant improvements, working capital investments, e-Health platform improvements and R&D expenses, inorganic growth via accretive acquisitions and the redemption of certain shares from IFC.

While the Registration Statement has not yet become effective and the information contained therein is subject to change, it provides important information about Procaps Group’s business and operations, proposed business combination with Union Acquisition Corp. II and the proposals to be considered by the LATN shareholders.

Additional information about the transaction including the Registration Statement on Form F-4 can be viewed here: https://investor.procapsgroup.com.

Proposed Business Combination Highlights

•	Procaps Group is a family-owned Latin American pharmaceutical company established over 40 years ago that has grown into a leading integrated pharma company with a presence in 13 countries and product reach in 50 markets modernizing oral drug delivery technology and manufacturing capabilities.
•	Procaps Group’s state-of-the-art manufacturing capabilities provide innovative delivery technologies protected by an extensive IP moat and supported by industry accolades such as the first FDA-approved pharmaceutical plant in South America for selling Rx products into the U.S.
•	Procaps Group today is the largest pharmaceutical contract development and manufacturing organization “CDMO” in Latin America and top 3 globally in terms of volume of softgel production capacity.
•	As of December 31, 2020, Procaps Group employed over 4,700 people across 13 countries, and has a strong history and focus on ESG principles including resource-saving policies, HR and social programs and corporate policies.
•	Procaps Group generated net revenue of $331 million, Adjusted EBITDA of $85 million and Adjusted EBITDA on a constant currency basis of $93 million in 2020 and is on track to reach $397 million in net revenue and $105 million in Adjusted EBITDA in 2021. The adjusted EBITDA figures do not include any one-time add backs specifically for provisions required by IFRS . Procaps Group expects full-year Adjusted EBITDA margin expansion from 18% in 2019 to 26% in 2021 with strong positive free cash flow. Approximately 44% of Procaps Group revenue in 2020 was USD-denominated.
•	Transaction represents the first ever Latin American focused SPAC to include a fully committed and over-subscribed SPAC-related ordinary share PIPE.
•	Transaction is expected to enable further investment in growth and new product categories and positions Procaps Group to capitalize on favorable regional dynamics through organic growth in B2B & B2C segments.
•	Transaction also positions the Company to drive inorganic growth through a roll-up strategy focused on mid-sized companies in the region. The Company’s M&A plan will focus on pharma and CDMO targets, as well as the possibility for transformational acquisitions in the future.
•	Transaction represents attractive entry valuation at 10.75X estimated 2021 EV/EBITDA multiple versus global CDMO and pharmaceutical industry comparable companies.
•	Combined company to have an implied initial enterprise value of approximately $1.1 billion, and expected gross cash proceeds of $236.9 million (before transaction-related expenses and the redemption of certain shares held by IFC) after closing, including a $100 million fully-committed PIPE.
•	Combined company strategically positions Procaps Group as a differentiated Latin American integrated pharma company leveraging a proprietary and proven M&A strategy that has the potential to deliver significant Adjusted EBITDA growth and margin expansion.
•	The PIPE was raised from a broad group of Latin American investors, healthcare investors and thought leaders. These include pan-regional funds such as Moneda Asset Management, as well as Chilean-based Consorcio Seguros, among several other unnamed global and healthcare investors.
•	Transaction is expected to close in the third quarter of 2021, with the combined company expected to be listed on the Nasdaq Capital Market under the symbol “PROC.”

Procaps Group Business and Operational Highlights

Leading regional pharmaceutical player with global reach and accomplished management team

•	Founded in 1977 by the Minski Family with 4,700+ employees across 13 countries as of December 31, 2020
•	Net revenue of $331 mm in 2020 and projected $397 mm for 2021
•	Innovative delivery technologies transform branded generics into differentiated products

In-house R&D capabilities driving attractive growth opportunities

•	Avenues for growth with a robust pipeline and a high product renewal rate
•	Focus on differentiated, high margin, and high barrier-to-entry products

Leading pharmaceutical integral CDMO specialized in softgels

•	A preferred supplier to the global pharmaceutical companies
•	Top 3 global player by softgel production capacity, with strong growth potential and long-standing reputable clients including Glaxo, Pfizer and Abbott

Proprietary portfolio of branded Rx and OTC products

•	Robust proprietary portfolio with strong growth rates
•	99% of product portfolio is proprietary

Positioned to capitalize on favorable regional dynamics

•	LatAm’s pharma sales expected to outperform global growth
•	Healthcare expenditure expected to reach a 7% CAGR from 2020 – 2022
•	LatAm’s aging population expected to increase boosting demand for pharma

Strong history and focus on ESG Principles

•	Resource saving polices, HR & social programs and governance are important to Procaps Group

About Procaps Group

Procaps Group is a developer of pharmaceutical and nutraceutical solutions, medicines, and hospital supplies that reach more than 50 countries in all five continents. Procaps has a direct presence in 13 countries in Latin America and, as of December 31, 2020, had more than 4,700 collaborators working under a sustainable model. Procaps develops, manufactures, and markets over-the-counter (OTC) and prescription drugs, nutritional supplements and high-potency clinical solutions. For more information, visit www.procapsgroup.com or Procaps Group’s investor relations website investor.procapsgroup.com, which will also contain a link to the Registration Statement. The Registration Statement includes audited consolidated financial statements of Procaps Group as of and for the fiscal years ended December 31, 2020 and 2019.

About Union Acquisition Corp. II.

Union Acquisition Corp. II, led by Kyle Bransfield, is a Cayman Islands exempted company incorporated as a blank check company for the purpose of entering into a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities. For more information, please click here.

Important Information About the Merger and Where to Find It

In connection with the proposed business combination, Procaps Group, S.A. (“Holdco”), a subsidiary of Crynssen Pharma Group Limited (“Procaps Group”) that will be become the holding company of LATN and Procaps Group as of the closing of the proposed business combination, filed a Registration Statement on Form F-4 (the “Form F-4”) with the U.S. Securities and Exchange Commission (the “SEC”) that includes a proxy statement of LATN that also constitutes a prospectus of Holdco. LATN, Procaps Group and Holdco urge investors, stockholders and other interested persons to read the Form F-4, including the preliminary proxy statement/prospectus and amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed transaction, as these materials will contain important information about Procaps Group, Holdco, LATN and the proposed business combination transaction. After the Registration Statement is declared effective, the definitive proxy statement/prospectus included in the Registration Statement will be mailed to shareholders of LATN as of a record date to be established for voting on the proposed business combination. Once available, shareholders will also be able to obtain a copy of the Form F-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: BTG Pactual US Capital, LLC, Attention: Prospectus Department, Email: OL-BTGPactual-ProspectusDepartment@btgpactual.com. The preliminary and definitive proxy statement/prospectus included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

LATN and Procaps Group and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the proposed business combination described in this press release under the rules of the SEC. Information about the directors and executive officers of LATN is set forth in LATN’s final prospectus filed with the SEC pursuant to Rule 424(b) of the Securities Act of 1933, as amended (the “Securities Act”) on October 17, 2019, and is available free of charge at the SEC’s website at www.sec.gov or by directing a request to: Union Acquisition Corp. II, 1425 Brickell Ave., #57B, Miami, FL 33131. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the LATN shareholders in connection with the proposed business combination will be set forth in the Registration Statement filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This press release contains “forward-looking statements.” Forward looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include projected financial information, including 2021 net revenue, Adjusted EBITDA and Adjusted EBITDA margin guidance; the expected gross cash proceeds from the Procaps Group business combination and its effects on expansion; expectations relating to the growth of Procaps Group’s B2B and B2C business, capacity expansion, plant improvements, working capital investments, e-health platform and R&D expenses; expectations related to potential M&A acquisitions; the closing of the business combination transaction; and expectations relating to Procaps Group’s ability to invest in growth through organic and inorganic growth. Such forward-looking statements with respect to revenues, earnings, performance, strategies, synergies, prospects, and other aspects of the businesses of LATN, Procaps Group, or Holdco, prior to or following the completion of any proposed business combination, are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Forward-looking statements in this press release include, but are not limited to: (1) the inability to complete the transactions contemplated by the proposed business combination; (2) the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, and the ability of the combined business to grow and manage growth profitably; (3) the inability to successfully retain or recruits officers, key employees, or directors following the proposed business combination; (4) effects on LATN’s public securities’ liquidity and trading; (5) the market’s reaction to the proposed business combination; (6) the lack of a market for LATN’s securities; (7) LATN’s and Procaps Group’s financial performance following the proposed business combination; (8) costs related to the proposed business combination; (9) changes in applicable laws or regulations; (10) the possibility that LATN or Procaps Group may be adversely affected by other economic, business, and/or competitive factors; and (11) other risks and uncertainties indicated from time to time in documents filed or to be filed with the SEC by LATN. We cannot assure you that the forward-looking statements in this press release will prove to be accurate. These forward-looking statements are subject to a number of significant risks and uncertainties that could cause actual results to differ materially from expected results, including, among others, the ability to complete the business combination due to the failure to obtain approval from LATN shareholders or satisfy other closing conditions in the business combination agreement, the occurrence of any event that could give rise to the termination of the business combination agreement, the ability to recognize the anticipated benefits of the business combination, the outcome of any legal proceedings that may be instituted against LATN or Procaps Group following announcement of the proposed business combination and related transactions, the impact of COVID-19 on Procaps Group’s business and/or the ability of the parties to complete the business combination, the ability to obtain or maintain the listing LATN’s ordinary shares on Nasdaq following the proposed business combination, costs related to the proposed business combination, changes in applicable laws or regulations, the possibility that LATN or Procaps Group may be adversely affected by other economic, business, and/or competitive factors, and other risks and uncertainties, including those to be included under the header “Risk Factors” in the Form F-4 filed with the SEC and those included under the header “Risk Factors” in the final prospectus of LATN related to its initial public offering, as well as LATN’s other filings with the SEC. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Accordingly, you should not put undue reliance on these statements.

Non-Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Procaps Group Investor Contact:

Chris Tyson/Doug Hobbs

SPAC Alpha IR+

(949) 491-8235

LATN@mzgroup.us

LATN Contact:

Kyle P. Bransfield

Chief Executive Officer

Union Acquisition Corp. II

(305) 306-2522